April 26, 2011
VIA OVERNIGHT DELIVERY AND EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attn:	Michael E. McTiernan

Re:	Corporate Property Associates 14 Incorporated
Form S-3
File No. 333-170536
Dear Mr. McTiernan:
Pursuant to Rule 477 of the Securities Act of 1933, Corporate Property Associates 14 Incorporated hereby requests the withdrawal of its Form S-3 Registration Statement, File No. 333-170536, effective immediately. No securities were sold pursuant to the Registration Statement.
Please do not hesitate to contact our counsel Kathleen L. Werner of Clifford Chance US LLP at 212-878-8526 with any questions.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
/s/ Thomas J. Ridings, Jr.
Thomas J. Ridings, Jr.
Chief Accounting Officer